SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )

The Goodyear Tire & Rubber Company

(Name of Issuer)

Common Stock, No Par

(Title of Class of Securities)

382550 10 1

(CUSIP Number)

Check the following box if a fee is being paid with this statement ☐. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

CUSIP No. 382550 10 1	13G	Page 2 of 7 Pages

1.

Names of Reporting Persons.

S.S. or I.R.S. Identification No. of above person

            Northern Trust Corporation

            The Northern Trust Company

            Northern Trust Bank, NA

            Northern Trust Bank of California, NA

            Northern Trust Bank of Florida, NA

            Northern Trust Bank of Texas, NA

            Northern Trust Investments, NA

            Northern Trust Bank, FSB

            Northern Trust Company of Connecticut

36-2723087 36-1561860 86-0377338 94-2938925 36-3190871 75-1999849 36-3608252 38-3424562 06-6275604

2.	Check the Appropriate Box if a Member of a Group Not Applicable	(a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Northern Trust Corporation—a Delaware corporation with principal offices in Chicago, Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 1,834,730 6. Shared Voting Power 11,479,808 7. Sole Dispositive Power 13,315,162 8. Shared Dispositive Power 2,901

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,335,419

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable

11.	Percent of Class Represented by Amount in Row (9) 7.61

12.	Type of Reporting Person (See Instructions) Northern Trust Corporation HC

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G UNDER THE SECURITIES EXCHANGE ACT OF 1934

Check the following box if a fee is being paid with statement ☐.

1. (a)	The Goodyear Tire & Rubber Company
(Name	of Issuer)

(b)	1144 East Market Street, Akron, Ohio 44316-0001
(Address	of Issuer’s Principal Executive Office)

2. (a)	Northern Trust Corporation
(Name	of Person Filing)

(b)	50 South LaSalle Street, Chicago, Illinois 60675
(Address	of Person Filing)

(c)	U.S. (Delaware Corporation)

(Citizenship)

(d)	Common Stock, No Par
(Title	of Class of Securities)

(e)	382550 10 1
(CUSIP	Number)

3. This	statement is being filed by Northern Trust Corporation as a Parent Holding Company in accordance with S240.13d-1(b) (1) (ii) (G).

4. (a)	13,335,419
(Amount	Beneficially Owned)

(b)	7.61
(Percent	of Class)

(c)	Number of shares as to which such person has:

(i)	1,834,730
(Sole	Power to Vote or to Direct the Vote)

(ii)	11,479,808
(Shared	Power to Vote or to Direct the Vote)

(iii)	13,315,162
(Sole	Power to Dispose or Direct Disposition)

(iv)	2,901
(Shared	Power to Dispose or Direct Disposition)

5.	If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following:

6.	Statement regarding ownership of 5 percent or more on behalf of another person:

7.	Parent Holding Company reporting on behalf of the following subsidiaries, all of which are banks as defined in Section 3(a) (6) of the Act:

The Northern Trust Company 50 South LaSalle Street Chicago, IL 60675	Northern Trust Bank, N.A. 2398 East Camelback Road Phoenix, AZ 85016

Northern Trust Bank of Florida N.A. 700 Brickell Avenue Miami, FL 33131	Northern Trust Bank of California N.A. 355 South Grand Avenue, Suite 2600 Los Angeles, CA 90071

Northern Trust Bank of Texas N.A. 2020 Ross Avenue Dallas, TX 75201	Northern Trust Investments, N.A. 50 South LaSalle Street Chicago, IL 60675

Northern Trust Company of Connecticut 300 Atlantic Street, Suite 400 Stamford, CT 06901	Northern Trust Bank, FSB 10 West Long Lake Road Bloomfield Hills, MI 48304

8.	Identification and Classification of Members of the Group.

Not Applicable.

9.	Notice of Dissolution of Group.

Not Applicable.

10.	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NORTHERN TRUST CORPORATION

	By:	/S/ Perry R. Pero

DATED: 09-09-2003		As its: Vice Chairman

EXHIBIT TO SCHEDULE 13G

FILED BY NORTHERN TRUST CORPORATION

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549-1004

Attention: Filing Desk, Stop 1-4

RE:  The Goodyear Tire & Rubber Company

Pursuant to the requirement of 240.13d-1(k) (1) (iii), this exhibit shall constitute our written agreement that the Schedule 13G to which this exhibit is attached is filed on behalf of Northern Trust Corporation and of its subsidiary(ies), as stated below, regarding our respective beneficial ownership in the above-captioned equity security.

NORTHERN TRUST CORPORATION

By: Perry R. Pero As its: Vice Chairman

DATED: 09-09-2003

The NORTHERN TRUST COMPANY

By: Perry R. Pero As its: Vice Chairman

NORTHERN TRUST BANK, NA NORTHERN TRUST BANK OF CALIFORNIA, NA NORTHERN TRUST BANK OF FLORIDA, NA NORTHERN TRUST BANK OF TEXAS, NA

By: Quentin Johnson As its: Authorized Representative

NORTHERN TRUST INVESTMENTS, NA

By: Orie L. Dudley As its: Director

NORTHERN TRUST BANK, FSB

By: Brian J. Hofmann As its: Authorized Representative

NORTHERN TRUST COMPANY OF CONNECTICUT

By: Trista Simoncek As its: Authorized Representative